SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that the Board of Directors of Eletrobras, in a meeting held today, has approved the creation of the Executive Officer of Governance, Risk Management and Compliance.

The structure and operation of the new Executive Body will be presented at the next regular meeting of the Board of Directors, scheduled to take place on March 30, 2016.

The purpose of the new Executive Body will be to ensure the compliance of internal controls processes and ensure the compliance with internal regulations, Brazilian and foreign laws applicable to the Company, in particular the North American Law, Foreign Corrupt Practices Act 1977, anticorruption Brazilian law number No.12,846/2013 and the Code of Ethics of the Eletrobras Companies, mitigating the risks involved and coordinating the corresponding activities in the subsidiaries.

The Board of Directors has determined that the creation of the new Executive Body should be preceded by restructuring of the Executive board, ensuring that there will be no increase in the members and costs of currently existing Executive Board. The new Chief Governance, Risk Management and Compliance Officer will be chosen among executives and professionals previously selected by a Headhunter company to be hired.

The Company will keep the market informed about the information of this Market Announcement.

Rio de Janeiro, February 24, 2016

Armando Casado de Araujo

CFO and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.